April 6, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sara W. Dunton

Re:	Capital Auto Receivables, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed March 15, 2006
File Nos. 333-131476 and 01
Ladies and Gentlemen:
     On behalf of Capital Auto Receivables, Inc. (the “Depositor”) and in response to the letter (the “Comment Letter”) dated March 30, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission to Jerome B. Van Orman, a Vice President of the Depositor, we submit Amendment No. 2 to the above-referenced Registration Statement on Form S-3, marked to show changes from the Amendment No. 1 to Registration Statement as originally filed on March 15, 2006. The amendment reflects changes made in response to the Comment Letter.
     The numbered paragraph below sets forth the Staff’s comment in italicized text together with the Depositor’s response. The number corresponds to the numbered paragraph in the Comment Letter. The page reference in the Depositor’s response is a reference to the page number in the typeset version of the amendment, copies of which are being provided to Rolaine Bancroft, of the Staff, via courier. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.
Registration Statement on Form S-3
General
1.	We note your response to prior comment 4; however, we could not locate a description of interest rate swaps in the base prospectus, outside of a few brief references to the interest rate swap. Please revise your base prospectus or advise.
     Response: We have added disclosure on page 39 of the base prospectus and have made conforming changes on pages 50 and 79 of the base prospectus to add additional detail regarding interest rate swaps and other derivative instruments in response to the Staff’s comment. On behalf of the Depositor, we confirm that the derivative instruments to be employed by the Depositor in any takedown from the Registration Statement will be limited to currency or interest rate derivative instruments.
*           *           *          *           *

April 6, 2006

We hope that the foregoing has been responsive to the Staff’s comment.
     If you have any questions related to this letter, please contact the undersigned at (312) 701-7322 or Richard V. Kent of General Motors Acceptance Corporation at (313) 665-6137.

Sincerely,

/s/ Elizabeth A. Raymond

Elizabeth Raymond

cc:	Rolaine S. Bancroft
Richard V. Kent
Kenneth P. Morrison, P.C.
Jerome B. Van Orman